1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 202 698 0452 Fax

March 10, 2025

VIA EDGAR

John F. Kernan

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Commonwealth Credit Partners BDC I, Inc. (File No. 814-01387) (the “Company”)

– Review of Annual Report Disclosure

Dear Mr. Kernan:

We are writing in response to supplemental comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on February 10, 2025 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 11, 2024 (the “Form 10-K”). We submitted a response letter on the Company’s behalf on October 18, 2024 responding to the Staff’s initial comments on the Form 10-K. The Company has considered your supplemental comments and has authorized us, on its behalf, to make the responses discussed below. All terms not defined herein shall have the meaning ascribed in the Form 10-K.

On behalf of the Company, set forth below are the Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: Please explain more fully why the Company as a Business Development Company (“BDC”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Response: The Company respectfully acknowledges the Staff’s comment. Generally, ERISA applies to any entities, including BDCs, in which “benefit plan investors,” as defined in Section 3(42) of ERISA and any regulations promulgated thereunder (“Benefit Plan Investors”), hold 25% or more of any class of equity interests. The Company is subject to ERISA because the percentage of equity interests held by Benefit Plan Investors in the Company is more than 25%. Accordingly, the Company’s assets are treated as “plan assets” for purposes of ERISA.

2.	Comment: Please explain why the Company’s valuation procedures are consistent with Rule 2a-5 under the Investment Company Act of 1940 (the “1940 Act”). In particular, please explain:

a.	Whether the Valuation Agents (as defined below) are pricing services under Rule 2a-5 of the 1940 Act.

b.

If so (i) whether the Company’s investment adviser (the “Adviser”) as “valuation designee” oversees the Valuation Agents and performs the other duties as required by Rule 2a-5 and (ii) whether the Company’s Board of Directors (the “Board”) oversees the Adviser as valuation designee in the manner required by Rule 2a-5(b).

c.

If not, please explain more fully the roles and duties of the Valuation Agents, the Adviser and the Board when valuing the Company’s assets and why these roles and duties are consistent with Rule 2a-5.

d.	Why the approval by the Board absent manifest error is consistent with the Board’s obligations under Rule 2a-5.

Response:

a.

The Company respectfully acknowledges the Staff’s comment. Because Benefit Plan Investors currently hold 25% or more of the Company’s outstanding shares and the Company’s shares are not listed on a national securities exchange, the Company outsources certain administrative functions, including those relating to the valuation of the Company’s investment portfolio to one or more unaffiliated third-parties pricing services that regularly provide funds, including the Company, with information on evaluated prices, matrix prices, price opinions, or other similar pricing estimates or information to assist in determining the fair valuation of fund investments (each, a “Valuation Agent”)[1], to independently value the Company’s investments in consultation with the Adviser.

[1]	See Good Faith Determinations of Fair Value, Investment Company Act Release No. 33845 (Apr. 21, 2020) [85 FR 28734 (May 13, 2020)] (“Proposing Release”), at n.2.

b.

The Adviser, in its capacity as the Company’s valuation designee under Rule 2a-5, oversees the Valuation Agents and performs the other duties as required by Rule 2a-5. Specifically, the Adviser assesses and manages material risks associated with the determination of the fair value of the Company’s investment portfolio, including material conflicts of interest (“valuation risks”), has established, applied, and tested the Adviser’s valuation policies and procedures that were approved by the Board which consider the valuation risks, and performs regular oversight of the Valuation Agent. The Adviser, consistent with Rule 2a-5(a), regularly oversees and consults with the Valuation Agent throughout the valuation process and discusses certain valuation matters with the Company’s senior management and the Board at regularly scheduled meetings. While the Adviser generally accepts the Valuation Agent’s fair valuations of the Company’s investment portfolio absent manifest error and recommends that the Board approve the same, the Adviser, consistent with Rule 2a-5(a)(4) closely monitors the Valuation Agent’s fair valuation methodologies and when appropriate initiates pricing challenges for such fair valuations, including when the Adviser in good faith determines that the Valuation Agent’s fair valuations reflect a manifest error or when a “material matter” (as defined in Rule 2a-5(b)(1)(ii)) has occurred in the valuation process.

In addition, consistent with Rule 2a-5(b) the Adviser, as valuation designee, provides the Board with quarterly reports and annual reports with such information as may be reasonably necessary for the Board to evaluate the matters covered in the report. For example, in its quarterly reports the Adviser includes materials requested by the Board related to the fair value of designated investments or the Adviser’s process for fair valuing the Company’s investment portfolio and a summary of fair value matters that occurred during the quarter, including, as applicable, any material changes in the assessment and management of valuation risks (including any material changes in conflicts of interest of the valuation designee), any material changes to or deviations from the Adviser’s valuation policies and procedures that were approved by the Board, and any material changes to the Adviser’s process for selecting and overseeing the Valuation Agents and any material events related to such oversight. In addition, the Adviser’s annual reports assess the adequacy and effectiveness of the Adviser’s process for determining the fair value of the Company’s investment portfolio, including a summary of the results of the testing of fair value methodologies and an assessment of the adequacy of resources allocated to the process for determining the fair value of designated investments. When appropriate, the Adviser also promptly notifies the Board of the occurrence of any material matter, which is any matter that materially affects the fair value of designated investments, including a significant deficiency or material weakness in the design or effectiveness of the Adviser’s fair value determination process, including oversight of the Valuation Agent.

The Company supplementally confirms to the Staff that the Board provides oversight of the valuation designee in a manner consistent with Rule 2a-5(b). At each regularly scheduled meeting of the Board, the Board reviews the Adviser’s quarterly valuation reports and engages with the Adviser on such additional information as may be reasonably necessary for the Board to evaluate the matters included in the reports. In addition, the Board has established a valuation committee (the “Valuation Committee”), which consists solely of directors who are not “interested persons”, as such term is used under the 1940 Act (the “Disinterested Directors”). The Valuation Committee is responsible for making recommendations in accordance with the valuation policies and procedures adopted by the Board, reviewing valuations and any reports of the Valuation Agent and the Adviser, confirming that valuations are made in accordance with the valuation policies of the Board, reporting any deficiencies or violations of such valuation policies to the Board on at least a quarterly basis and reviewing other matters that the Board or the Valuation Committee deems appropriate. The Valuation Committee also periodically reviews the preliminary valuations submitted by the Valuation Agents in consultation with the Adviser. Additionally, the Board, a majority of whom are Disinterested Directors, also regularly reviews the valuation methodologies used by the Valuation Agent and the Adviser and conducts quarterly reviews in good faith on the valuation of the Company’s investment portfolio.

c.	Please see the Company’s response to Comment 2.b.

d.

The Company supplementally confirms to the Staff that the Board’s oversight of the valuation process, including the Board’s approval of the valuation designee’s recommendations of fair valuations of the Company’s investment portfolio absent manifest error from the Valuation Agent or a material matter in the valuation process as described in the Company’s response to Comment 2.b. above, is consistent with the Board’s obligations under Rule 2a-5.

* * * * *

Please do not hesitate to contact the undersigned at (212) 698-3525 with any questions or comments concerning this correspondence.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

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